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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                (RULE 13d - 101)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              (AMENDMENT NO. __) *


                           METRETEK TECHNOLOGIES, INC.
                           ---------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)


                                    59159Q107
                                    ---------
                                 (CUSIP Number)


                               A. BRADLEY GABBARD
                           METRETEK TECHNOLOGIES, INC.
                     303 EAST SEVENTEENTH AVENUE, SUITE 660
                                DENVER, CO 80203
                                 (303) 785-8080
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                 APRIL 20, 2003
              ----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d - 7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

--------------------                                          -----------------
CUSIP NO.  59159Q107                                          PAGE 2 OF 7 PAGES
--------------------                                          -----------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON

           A. Bradley Gabbard

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
   3       SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           PF
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                               [ ]

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
  NUMBER OF      7    SOLE VOTING POWER
   SHARES             366,452
 BENEFICIALLY    ---------------------------------------------------------------
  OWNED BY       8    SHARED VOTING POWER
    EACH              0
 REPORTING       ---------------------------------------------------------------
   PERSON        9    SOLE DISPOSITIVE POWER
    WITH              366,452
                 ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
                      0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           366,452

--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          [ ]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.8%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

           IN
--------------------------------------------------------------------------------


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


                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

     This Statement on Schedule 13D ("Statement") relates to the common stock, par value $.01 per share ("Common Stock"), of Metretek Technologies, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 303 East Seventeenth Avenue, Suite 660, Denver, Colorado 80203.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) The name of the person filing this Statement is A. Bradley Gabbard (the "Reporting Person").

     (b) The business address of the Reporting Person is 303 East Seventeenth Avenue, Suite 660, Denver, Colorado 80203.

     (c) The present principal occupation of the Reporting Person is the Executive Vice President and Chief Financial Officer of the Metretek Technologies, Inc., 303 East Seventeenth Avenue, Suite 660, Denver, Colorado 80203.

     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  The Reporting Person is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Since 1991, the Reporting Person has purchased shares of Common Stock pursuant to (A) private placements of Common Stock by the Issuer, (B) stock options and stock purchase plans of the Issuer, (C) the exercise of warrants issued as a dividend by the Issuer, (D) the Issuer's 401(K) plan, and (E) open market stock purchases. All purchases by the Reporting Person of shares of Common Stock were made with the Reporting Person's personal funds.

     Other than the vesting of options as described below, the Reporting Person has not purchased any shares of Common Stock in the past six (6) months. The Reporting Person's percentage of outstanding Common Stock exceeded 5% on April 20, 2003, the date of this Statement, because of the pending vesting of certain stock options, as described below.

     On June 19, 2001, the Reporting Person was granted options to purchase 200,000 shares of Common Stock at a purchase price of $1.50 per share, of which options to purchase 133,333 shares of Common Stock were vested as of the date of this Statement, and of which options to purchase 66,666


                                       3


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shares of Common Stock will vest on June 19, 2003, which is within 60 days of the date of this Statement. All such options were granted under the Issuer's 1998 Stock Incentive Plan (the "1998 Plan"), and will expire on June 19, 2011.

     In addition to the foregoing stock options, the Reporting Person also holds the following stock options:

Date of Grant    Number of Shares    Exercise Price   Shares  Vested    Expiration Date
-------------    ----------------    --------------   --------------    ---------------
9-09-01               12,500              $4.63            12,500           9-9-11
7-14-97               25,000              $2.00            25,000           7-14-07
5-18-93                6,000              $2.00             6,000           5-18-03


ITEM 4.  PURPOSE OF TRANSACTION.

     The Reporting Person acquired the Common Stock beneficially owned by him for investment purposes.

     Depending upon market conditions and other factors that the Reporting Person may deem material to an investment decision (including, but not limited to, market conditions, price and availability of shares of Common Stock, subsequent developments affecting the Company's condition, general stock market and economic conditions and tax and estate planning considerations), the Reporting Person may from time to time in the future acquire beneficial ownership of additional shares of Common Stock or securities convertible into shares of Common Stock or dispose of any shares of Common Stock beneficially owned by him in open market or privately negotiated transactions or otherwise. In addition, as a member of the Board of Directors of the Issuer, and in his capacity as the Executive Vice President and Chief Financial Officer of the Issuer and as a member of the Board of Directors of the Issuer, the Reporting Person will participate from time to time in the consideration of possible actions or transactions involving the Issuer, some of which may, in whole or in part, relate to or result in one or more of the actions specified in (a) through
(j) of Item 4 of Schedule 13D.

     Other than as set forth above, the Reporting Person does not have any present plans or proposals which would relate to or would result in any of the actions specified in (a) through (j) of Item 4 of Schedule 13D, although the Reporting Person reserves the right to change his plans and intentions at any time he deems appropriate.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of April 20, 2003, the Reporting Person beneficially owned 366,452 shares of Common Stock, which represented 5.8% of the issued and outstanding shares of Common Stock of the Issuer (based upon 6,034,249 shares of Common Stock issued and outstanding as of such date), which includes 2,187 shares owned by his minor child, 9,015 shares held in his account in the Issuer's 401(K) plan, and exercisable options to purchase 176,834 shares of Common Stock held by the Reporting Person plus options to purchase 66,666 shares of Common Stock that become exercisable within 60 days of such date.

     (b) The Reporting Person has sole power to vote or to direct the vote and sole power to dispose of or to direct the disposition of all shares of Common Stock beneficially owned


                                       4
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          by him, other than shares of Common Stock underlying unexercised options.

     (c) During the past 60 days, the Reporting Person has not effected any transactions in Common Stock, except for the transactions identified in Item 3 above.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     As described in Item 3 above, the Reporting Person (i) has the right to acquire 176,834 shares of Common Stock upon the exercise of currently exercisable options pursuant to the Issuer's 1991 Stock Option Plan and the Issuer's 1998 Plan, and (ii) will have the right to acquire an additional 66,666 shares of Common Stock upon the exercise of options pursuant to the 1998 Plan, after such options vest and become exercisable.

     Pursuant to the Employment Agreement, dated June 11, 1991, as amended, between the Reporting Person and the Issuer, upon the termination of the employment of the Reporting Person for any reason whatsoever, the Reporting Person has the right to require the Issuer to repurchase up to 10,000 shares of Common Stock held by him on the date of termination at the "Fair Market Value" of such shares of Common Stock on the date of receipt by the Issuer of a written repurchase notice. For purposes of the Employment Agreement, the "Fair Market Value" of his shares shall be the average closing bid price of the shares of Common Stock over the 20 trading days preceding the date of notice.

     In addition, pursuant to the Reporting Person's Employment Agreement, the Issuer is required to establish an Incentive Compensation Fund, to be administered by the Compensation Committee of the Board of Directors of the Issuer, to provide for incentive compensation to be paid by each officer or employee (including the Reporting Person) deemed by the Compensation Committee to have made a substantial contribution to the Issuer in the event of a change of control of the Issuer or of the sale of substantially all of the assets of the Issuer or similar transactions. The total amounts of incentive compensation from the fund available for distribution will be determined by a formula based on the amount by which the Fair Market Value per share of the Common Stock exceeds $10.08, multiplied by a factor ranging from 10-20% depending upon the ratio of the Fair Market Value to $10.08. In the case of the sale of the significant subsidiary of the Issuer or substantially all of the assets of a significant subsidiary, a similar pro-rata distribution is required.

     Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies or otherwise.


                                       5


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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     1. Employment Agreement, dated as of June 11, 1991, between the Issuer and A. Bradley Gabbard (Incorporated by reference to Exhibit 10.4 to the Issuer's Registration Statement on Form S-18, Registration No. 33-44558).

     2. Amendment No. 1 to the Employment Agreement, dated as of June 27, 1997, between the Issuer and A. Bradley Gabbard (Incorporated by reference to Exhibit 10.1 to the Issuer's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 1997).

     3. Amendment No. 2 to Employment Agreement, dated as of December 3, 1998, by and between the Issuer and A. Bradley Gabbard (Incorporated by reference to Exhibit 10.5 to the Issuer's Annual Report on Form 10-KSB for the year ended December 31, 1998).

     4. Amendment No. 3 to Employment Agreement, dated as of January 1, 2000, by and between the Issuer and A. Bradley Gabbard (Incorporated by reference to Exhibit 10.6 to the Issuer's Annual Report on Form 10-KSB for the year ended December 31, 1999).

     5. Amendment No. 4 to Employment Agreement, dated as of January 1, 2002, by and between the Issuer and A. Bradley Gabbard (Incorporated by reference to Exhibit 10.11 to the Issuer's Annual Report on Form 10-KSB for the year ended December 31, 2001).

     6. Marcum Natural Gas Services, Inc. 1991 Stock Option Plan, as amended and restated December 5, 1996 (Incorporated by reference to Exhibit
          10.2 to the Issuer's Annual Report on Form 10-KSB for the year ended December 31, 1996).

     7. Metretek Technologies, Inc. 1998 Stock Incentive Plan, as amended and restated June 11, 2001 (Incorporated by reference to Exhibit 4.3 to the Issuer's Registration Statement in Form S-8, Registration No. 333-62714).


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                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  April 28, 2003                            /s/ A. Bradley Gabbard
                                                  ----------------------------
                                                  A. Bradley Gabbard


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